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                                                                    EXHIBIT 99.2

                            PARAMOUNT RESOURCES LTD.
                                U.S.$175,000,000
                          7 7/8% Senior Notes due 2010

                             UNDERWRITING AGREEMENT
                             ----------------------

                                                                October 22, 2003
                                                              New York, New York


UBS Securities LLC
As representative of the several Underwriters
named in SCHEDULE I hereto
     c/o UBS Securities LLC
         299 Park Avenue
         New York, NY  10171

Ladies and Gentlemen:

     Paramount Resources Ltd., an Alberta corporation (the "COMPANY"), proposes to issue and sell to the several Underwriters named in SCHEDULE I hereto (the "UNDERWRITERS") U.S.$175,000,000 aggregate principal amount of 7 7/8% Senior Notes due 2010 (the "SECURITIES"), subject to the terms and conditions set forth herein. UBS Securities LLC shall act as representative ("REPRESENTATIVE") of the several Underwriters. The Securities will be issued pursuant to an indenture (the "INDENTURE"), to be dated the Closing Date (as defined herein), between the Company and Bank of Nova Scotia Trust Company of New York as trustee (the "Trustee").

     Upon the closing of the offering of the Securities, the Company will make a loan represented by an intercompany note (the "NEWCO MIRROR NOTE") of U.S.$175,000,000 to Paramount Finance Ltd. ("NEWCO"), a corporation organized under the laws of Alberta and a wholly owned subsidiary of the Company. The Company will pledge the Newco Mirror Note and its interest in the Partnership Mirror Note and the Mirror Note Guarantees (each as defined below) to the Trustee to secure the Company's obligations under the Securities pursuant to a pledge agreement between the Company and the Trustee (the "PARAMOUNT PLEDGE AGREEMENT"). Newco will in turn make a loan represented by an intercompany note (the "PARTNERSHIP MIRROR NOTE" and, together with the Newco Mirror Note, the "MIRROR NOTES") of U.S.$175,000,000 to Paramount Resources, an Alberta general partnership (the "PARTNERSHIP"). The Partnership Mirror Note and the related Mirror Note Guarantees will be pledged to the Company by Newco to secure Newco's obligations under the Newco Mirror Note pursuant to a pledge agreement between Newco and the Company (the "NEWCO PLEDGE AGREEMENT" and, together with the Paramount Pledge Agreement, the "PLEDGE AGREEMENTS"). The obligations of Newco to the Company under its Mirror Note and the obligations of the Partnership under its Mirror Note will be initially guaranteed (the "MIRROR NOTE GUARANTEES") by each of the Company's wholly owned restricted subsidiaries (each, a "MIRROR NOTE GUARANTOR") that guarantees the Company's credit facility or has otherwise guaranteed or incurred in excess of US$2.0 million of debt.

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SECTION 1.  REGISTRATION STATEMENT AND PROSPECTUSES.  The Company represents and warrants to, and agrees with, each of the Underwriters and the QIU (as defined in Section 11) that:

     (i) The Company meets the requirements under the Securities Act (Alberta) (the "ASA") and the rules, regulations, national, multijurisdictional or local instruments and published policy statements applicable in the Province of Alberta, including the rules and procedures established for the pricing of securities after the final prospectus is receipted pursuant to National Instrument 44-103 - Post-Receipt Pricing (the "PREP Procedures"), for use of a short form prospectus with respect to the Securities pursuant to National Instrument 44-101 - Short Form Prospectus Distributions (collectively, "ALBERTA SECURITIES LAWS"); a preliminary short form prospectus relating to the Securities to be offered for sale outside of Canada has been filed with the Alberta Securities Commission in the Province of Alberta (the "ASC") (the "CANADIAN PRELIMINARY PROSPECTUS"); the ASC has issued a preliminary receipt for the Canadian Preliminary Prospectus; a final short form prospectus relating to the Securities to be offered for sale outside of Canada has been filed with the ASC (the "BASE PREP PROSPECTUS") which omits the PREP Information (as hereinafter defined) in accordance with the PREP Procedures and the Company will prepare and file, promptly after the execution and delivery of this Agreement, with the ASC, in accordance with the PREP Procedures, a supplemented PREP prospectus setting forth the PREP Information (the "SUPPLEMENTED PREP PROSPECTUS"); the information included in the Supplemented PREP Prospectus that is omitted from the Base PREP Prospectus and which is deemed under the PREP Procedures to be incorporated by reference in the Base PREP Prospectus as of the date of the Supplemented PREP Prospectus is referred to herein as the "PREP INFORMATION"; the Base PREP Prospectus for which a final receipt has been received from the ASC, including the documents incorporated by reference therein, is herein referred to as the "CANADIAN PROSPECTUS"; PROVIDED, HOWEVER, that from and after the time that the Supplemented PREP Prospectus is filed with the ASC, the term "CANADIAN PROSPECTUS" shall refer to such Supplemented PREP Prospectus, including the documents incorporated by reference therein; the Canadian Preliminary Prospectus and the Canadian Prospectus for which a preliminary receipt and a final receipt were issued by the ASC, respectively, were each in the form heretofore delivered to you and each of the other Underwriters (including all documents incorporated by reference in the prospectus contained therein); no order having the effect of ceasing or suspending the distribution of the Securities has been issued by the ASC and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the ASC.

     (ii) The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act of 1933, as amended (the "SECURITIES ACT"), and a registration statement on Form F-10 (File No. 333-109343)

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          covering the registration of the Securities under the Securities Act has been filed with the United States Securities and Exchange Commission (the "COMMISSION"); such registration statement and any post-effective amendment thereto (including the Canadian Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), each in the form heretofore delivered to you and each of the other Underwriters (including all documents incorporated by reference in the prospectus contained therein), have been declared effective by the Commission in such form; no other document with respect to such registration statement or documents incorporated by reference therein has heretofore been filed or transmitted for filing with the Commission; no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission; any preliminary prospectus included in such registration statement or filed with the Commission in accordance with the rules and regulations of the Commission under the Securities Act, is hereinafter called a "U.S. PRELIMINARY PROSPECTUS"; the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective, but excluding the Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended (the "TRUST INDENTURE ACT"), are hereinafter collectively called the "REGISTRATION STATEMENT"; the Company will prepare and file, promptly after the execution and delivery of this Agreement, with the Commission, in accordance with General Instruction II.L of Form F-10, the Supplemented PREP Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) (the "U.S. SUPPLEMENTED PROSPECTUS"); the prospectus included in the Registration Statement at the time it became effective, including the documents incorporated by reference therein, is herein called the "U.S. PROSPECTUS"; provided, HOWEVER, that from and after the time that the U.S. Supplemented Prospectus is filed with the Commission, the term "U.S. PROSPECTUS" shall refer to such U.S. Supplemented Prospectus, including the documents incorporated by reference therein; the U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively called the "PRELIMINARY PROSPECTUS" and the U.S. Prospectus and the Canadian Prospectus are hereinafter called the "PROSPECTUSES."

    (iii) The Company has prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the "FORM F-X"). The Company has also caused the Trustee to prepare and

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          file with the Commission a Statement of Eligibility under the Trust
          Indenture Act on Form T-1 (the "FORM T-1").

     (iv) No order preventing or suspending the use of the U.S. Preliminary Prospectus or the U.S. Prospectus has been issued by the Commission, and each U.S. Preliminary Prospectus and the U.S. Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Securities Act and the Trust Indenture Act, and the rules and regulations of the Commission thereunder, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; PROVIDED, HOWEVER, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through UBS Securities LLC expressly for use therein.

     (v) No order preventing or suspending the use of the Canadian Preliminary Prospectus or the Canadian Prospectus has been issued by the ASC, and each Canadian Preliminary Prospectus and the Canadian Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Alberta Securities Laws, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; PROVIDED, HOWEVER, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through UBS Securities LLC expressly for use therein.

     (vi) The documents incorporated by reference in the Prospectuses, when they were filed with the ASC, conformed in all material respects to the requirements of the Alberta Securities Laws and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made; and any further documents so filed and incorporated by reference in the Prospectuses or any further amendment or supplement thereto, as of the applicable filing date or effective date, as the case may be, will conform in all material respects to the applicable requirements of the Alberta Securities Laws and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made; PROVIDED, HOWEVER, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with

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          information furnished in writing to the Company by an Underwriter through UBS Securities LLC expressly for use therein.

    (vii) As of the applicable filing date or effective date, as the case may be, (A) the Canadian Prospectus and any amendments or supplements thereto complied and will comply in all material respects with the Alberta Securities Laws; (B) the U.S. Prospectus and the Registration Statement and any amendments or supplements thereto complied and will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission under the Securities Act and the Trust Indenture Act; (C) the Form F-X and any amendments or supplements thereto complied and will comply in all material respects with the applicable requirements of the Securities Act and the applicable rules and regulations of the Commission under the Securities Act; (D) neither the Registration Statement nor any amendment or supplement thereto, together with each document incorporated therein by reference (as modified or superseded by the Registration Statement, any amendment or supplement thereto or any subsequent document incorporated therein by reference), contained or will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (E) the Canadian Prospectus and any amendment or supplement thereto, together with each document incorporated therein by reference (as modified or superseded by the Prospectuses, any amendment or supplement thereto or any subsequent document incorporated therein by reference), constituted and will constitute full, true and plain disclosure of all material facts relating to the Securities; and (F) the U.S Prospectus and any amendment or supplement thereto, together with each document incorporated therein by reference (as modified or superseded by the U.S. Prospectus, any amendment or supplement thereto or any subsequent document incorporated therein by reference) did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; PROVIDED, HOWEVER, that the representations and warranties in this subsection (vii) shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through UBS Securities LLC expressly for use therein.

   (viii) There are no reports or information that in accordance with the requirements of the ASC must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; there are no documents required to be filed with the ASC in connection with the Canadian Prospectus that have not been filed as required; there are no contracts, documents or other materials required to be described or referred to in the Canadian Prospectus or filed as

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          exhibits to the Registration Statement or with the ASC that are not described, referred to or filed as required.

SECTION 2. AGREEMENTS TO SELL AND PURCHASE AND LOCK-UP AGREEMENT. On the basis of the representations and warranties contained in this Agreement, and subject to the terms and conditions contained herein, the Company agrees to issue and sell, and each Underwriter agrees, severally and not jointly, to purchase from the Company at a purchase price equal to 100% of the principal amount thereof (the "PURCHASE PRICE") an aggregate principal amount of Securities set forth opposite the name of such Underwriter in Schedule I hereto. In consideration for the Underwriters' agreement to purchase the Securities, and in consideration for their services hereunder, the Company shall pay to the Representative, for the account of the Underwriters, a commission of 2.25% of the principal amount of Securities (the "UNDERWRITING FEE").

     The Company hereby agrees not to, during the period from the date hereof to and including the Closing Date, without the prior written consent of the Representative, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Securities or securities which are substantially similar to the Securities, or any securities convertible into or exchangeable into or exercisable for the Securities, or any substantially similar securities, or file any registration statement under the Securities Act with respect to any of the foregoing. The foregoing sentence shall not apply to any Securities sold pursuant to this Agreement.

SECTION 3.  TERMS OF PUBLIC OFFERING.

     (a) The Company is advised by you that the Underwriters propose (i) to make a public offering in the United States of their respective portions of the Securities as soon after the execution and delivery of this Agreement as in your judgment is advisable and (ii) initially to offer the Securities upon the terms set forth in the Prospectuses.

     (b) Each of the Underwriters, severally and not jointly, agrees with the Company that it will not sell any Securities purchased by it from the Company pursuant to this Agreement in any province or territory of Canada unless the sale is made: (i) through an appropriately registered dealer or in accordance with an exemption from the dealer registration requirements of applicable securities laws; and (ii) pursuant to an exemption from the prospectus requirements of applicable securities laws.

SECTION 4. DELIVERY AND PAYMENT. Delivery of, and payment of the Purchase Price for, the Securities shall be made at 9:00 A.M., New York City time, on October 27, 2003 or at such other time on the same date or such other date as shall be agreed upon by the Representative and the Company in writing. The time and date of such delivery and the payment for the Securities are herein called the "CLOSING DATE."

     One or more of the certificates (in denominations of U.S.$1,000 or integral multiples thereof) in definitive global form, registered in the name of Cede & Co., as nominee of

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The Depository Trust Company ("DTC"), having an aggregate principal amount corresponding to the aggregate principal amount of the Securities purchased by the Underwriters hereunder (collectively, the "GLOBAL NOTE"), shall be delivered by the Company to the Representative (or as the Representative directs) in each case with any transfer taxes thereon, together with the Underwriting Fee, duly paid by the Company against payment by the Underwriters of the Purchase Price thereof by electronic transfer of immediately available Funds to an account specified by the Company at least 2 business days prior to the Closing Date. The Global Note shall be made available to the Underwriters for inspection not later than 9:30 A.M., New York City time, on the business day immediately preceding the Closing Date.

     The documents to be delivered on the Closing Date on behalf of the parties hereto pursuant to Section 8 of this Agreement shall be delivered at the offices of Macleod Dixon LLP, 3700 Canterra Tower, 400 3rd Avenue S.W., Calgary, Alberta T2P 4H2, Canada, or such other location as may be mutually acceptable and the Securities shall be delivered as specified by the Representative, all on the Closing Date.

SECTION 5.  AGREEMENTS OF THE COMPANY.  The Company agrees with you as follows:

     (a) To prepare the Supplemented PREP Prospectus and the U.S. Supplemented Prospectus in a form approved by you, acting reasonably, and (i) to file such Supplemented PREP Prospectus with the ASC in accordance with the PREP Procedures not later than the ASC's close of business on the first business day following the execution and delivery of this Agreement and (ii) to file such U.S. Supplemented Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 not later than the Commission's close of business on the first business day following the day that the filing of the Supplemented PREP Prospectus is made with the ASC; to notify the Underwriters promptly, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall have been filed with the Commission or shall have become effective, and when any supplement or amendment to the Prospectuses shall have been filed, (ii) of the receipt of any comments from the ASC or the Commission, (iii) of any request by the ASC to amend or supplement the Base PREP Prospectus or the Canadian Prospectus or for additional information, or of any request by the Commission to amend the Registration Statement or to amend or supplement the U.S. Prospectus or for additional information,
          (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary prospectus, or of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the institution or, to the knowledge of the Company, the threatening of any proceedings for any such purpose, and (v) of the issuance by the ASC of any order having the effect of ceasing or suspending the distribution of the Securities or the trading in the securities of the Company, or of the institution or, to the knowledge of the Company, the threatening of any proceedings for any such purpose; to use its best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the distribution of the Securities or the trading in the securities of the Company and, if any such order is issued, to promptly use its best

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          efforts to obtain the withdrawal of such order at the earliest possible time; to file promptly all reports required to be filed by the Company (i) with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934 (the "EXCHANGE ACT"), and (ii) with the ASC in accordance with Alberta Securities Laws, in each case subsequent to the date of the Prospectuses and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, and to make no further amendment or any supplement to the Registration Statement or the Prospectuses unless approved by you (which approval shall not be unreasonably withheld) after reasonable notice thereof;

     (b) Promptly from time to time to take such action as you may reasonably request to qualify the Securities for offering and sale under the securities laws of such jurisdictions in the United States as you may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Securities, PROVIDED that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction and further provided that nothing contained in this Section 5(b) shall require the Company to file or qualify a prospectus in any province or territory of Canada, other than Alberta (for the purpose of qualifying under Alberta Securities Laws the distribution of the Securities in the United States), in connection with an offer and sale of the Securities in any such province or territory;

     (c) If, at any time when a prospectus relating to the Securities is required to be delivered under the Securities Act, any event occurs as a result of which, in the determination of the Company after consultation with the Underwriters, the Prospectuses would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or the Prospectuses to comply with Alberta Securities Laws, the Securities Act or the Exchange Act, or the respective rules thereunder, the Company promptly will (i) notify the Representative of such event,
          (ii) prepare and file with the ASC and the Commission, subject to the first sentence of paragraph (a) of this Section 5, an amendment or supplement which will correct such statement or omission or effect such compliance and (iii) supply any amended Canadian Prospectus, U.S. Prospectus and Registration Statement to the Representative in such quantities as it may reasonably request;

     (d) Prior to 5:00 P.M., New York City time, on the New York business day next succeeding the date of this Agreement and from time to time until the distribution of the Securities has been completed, to furnish the Underwriters with written and electronic copies of the U.S. Prospectus in New York City in such quantities as you may reasonably request, and, if the delivery of a prospectus is required by applicable law, if at such time any event shall have occurred as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to

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          make the statements therein, in light of the circumstances under which they were made when such Prospectuses are delivered, not misleading, or, if for any other reason it shall be necessary to amend or supplement the Prospectuses or to file under Alberta Securities Laws or under the Exchange Act any document incorporated by reference in the Prospectuses in order to comply with Alberta Securities Laws, the Securities Act, the Exchange Act or the Trust Indenture Act, to notify you and upon your request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many written and electronic copies as you may from time to time reasonably request of amended Prospectuses or supplements to the Prospectuses which will correct such statement or omission or effect such compliance. The Company has furnished or will deliver to the Underwriters and counsel for the Underwriters, without charge, a copy of the Canadian Preliminary Prospectus, the Base PREP Prospectus and the Canadian Prospectus, approved, signed and certified as required by the Alberta Securities Laws, and signed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and including a signed copy of the Form F-X) and signed copies of all consents and certificates of experts; the copies of the Canadian Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the ASC pursuant to the System for Electronic Document Analysis and Retrieval (SEDAR);

     (e) The Company will cooperate with you and counsel for the Underwriters in connection with the registration or qualification of the Securities for offer and sale by the several Underwriters and by dealers under the state securities or Blue Sky laws of such jurisdictions in the United States as you may reasonably request, to continue such registration or qualification in effect so long as reasonably required for distribution of the Securities and to file such consents to service of process or other documents as may be necessary in order to effect such registration or qualification; PROVIDED, HOWEVER, that the Company shall not be required in connection therewith to qualify as a foreign corporation in any jurisdiction in which it is not now so qualified or to take any action that would subject it to general consent to service of process or taxation other than as to matters and transactions relating to the Prospectuses, the Registration Statement or the offering or sale of the Securities, in any jurisdiction in which it is not now so subject.

     (f) To make generally available to its securityholders as soon as practicable, but in any event not later than twelve months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with
          Section 11(a) of the Securities Act and the rules and regulations thereunder (including Rule 158 under the Securities Act);

     (g) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incidental

                                      - 9 -

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          to the performance of its obligations under this Agreement, including:
          (i) the fees, disbursements and expenses of the Company's counsel and the Company's accountants in connection with the qualification for distribution of the Securities under Alberta Securities Laws, the registration and delivery of the Securities under the Securities Act and all other fees and expenses in connection with the preparation, printing, filing and distribution of the Registration Statement (including financial statements and exhibits), the U.S. Preliminary Prospectus, the U.S. Prospectus, the Canadian Preliminary Prospectus and the Canadian Prospectus and all amendments and supplements to any of the foregoing, including the mailing and delivering of copies thereof to the Underwriters and dealers in the quantities specified herein, (ii) all costs and expenses related to the transfer and delivery of the Securities to the Underwriters, including any transfer or other taxes payable thereon, (iii) all expenses in connection with the registration or qualification of the Securities for offer and sale under the securities or Blue Sky laws of the several states and all costs of printing or producing any Preliminary and Supplemental Blue Sky Memoranda in connection therewith (including the filing fees and reasonable fees and disbursements of counsel for the Underwriters in connection with such registration or qualification and memoranda relating thereto), (iv) the cost of printing certificates representing the Securities, (v) the costs and charges of any transfer agent, registrar and/or depositary (including DTC), (vi) the fees and expenses of the Trustee, including the reasonable fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities, (vii) any fees charged by rating agencies for the rating of the Securities, and (viii) all other costs and expenses incidental to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section.

     (h) To do and perform all things required or necessary to be done and performed under this Agreement by the Company prior to and after the Closing Date, as the case may be, and to satisfy all conditions precedent to the delivery of the Securities.

     (i) To use the net proceeds received by it from the sale of the Securities pursuant to this Agreement in the manner specified in the Prospectuses under the caption "Use of Proceeds."

     (j) To not take, directly or indirectly, any action which is designed to or which has constituted or which might be reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or distribution of the Securities in violation of applicable securities laws.

     (k) To obtain the approval of DTC for "book-entry" transfer of the Securities, and to comply in all material respects with all of its agreements set forth in the representation letters of the Company to DTC relating to the approval of the Securities by DTC for "book-entry" transfer.

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

     (l) Prior to the filing of any prospectus supplement or amendment, the Company shall allow the Underwriters to conduct all due diligence investigations which they reasonably require in order to fulfill their obligations as underwriters under the applicable laws.

SECTION 6. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to each Underwriter and to the QIU (as defined in Section 11) that:

     (a) The Company has been duly incorporated, is validly existing under the laws of its jurisdiction of incorporation, amalgamation or continuance and has the corporate power and authority to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets, and is duly qualified and is in good standing as a corporation authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be so qualified would not have a material adverse effect on the business, properties, prospects, financial condition or results of operations of the Company and its Subsidiaries (as defined herein), taken as a whole (a "MATERIAL ADVERSE EFFECT").

     (b)  The Company's only direct or indirect subsidiaries are listed on
          SCHEDULE II hereto (collectively, the "SUBSIDIARIES" and individually, a "SUBSIDIARY"). Except as would not have a Material Adverse Effect, each Subsidiary (i) is a corporation or partnership duly incorporated or formed, as the case may be, validly existing and, to the extent required under applicable law, in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable, (ii) has the corporate or partnership power, as the case may be, and authority under such laws to own, lease and operate its properties and conduct its business as described in the Prospectuses and (iii) is duly qualified to transact business as a foreign corporation or partnership, as the case may be, and is in good standing in each other jurisdiction in which it owns or leases property of a nature, or transacts business of a type, that would make such qualification necessary.

     (c) There are no outstanding subscriptions, rights, warrants, options, calls, convertible securities, commitments of sale or liens granted or issued by the Subsidiaries relating to or entitling any person to purchase or otherwise acquire any shares in the capital of the Subsidiaries, except (i) as otherwise disclosed in the Registration Statement and the Prospectuses; (ii) as described in Section 6(g) below; or (iii) as would not individually or in the aggregate have a Material Adverse Effect.

     (d) The authorized, issued and outstanding share capital and debt of the Company was as set forth in the Prospectuses and the Registration Statement under the caption "Capitalization," at the date indicated, and all the outstanding shares of the Company have been duly authorized and validly issued and are fully paid, non-assessable and not subject to any preemptive or similar rights.

     (e) The statements set forth in the Prospectuses, under the captions "Description of Other Indebtedness" and "Description of the Notes", insofar as they purport to constitute a summary of the Securities, and under the caption "Canadian and U.S. Income Tax Consequences", insofar as they purport to describe the provisions of the documents, laws and regulations referred to therein, constitute fair and adequate summaries of the matters referred to therein.

     (f) The Securities have been duly authorized and, on the Closing Date, will have been validly executed and delivered by the Company. When the Securities have been authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, the Securities will be entitled to the benefits of the Indenture and will be valid and binding obligations of the Company, enforceable in accordance with their terms except as (i) the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent conveyance) or similar laws affecting creditors' rights generally and (ii) the availability of equitable remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is considered in a proceeding in equity or at law). On the Closing Date, the Securities will conform to the description thereof contained in the Prospectuses and the Indenture.

     (g) All of the outstanding and issued shares and all the partnership interests, as the case may be, of each of Newco, the Partnership and each of the Subsidiaries that owns in excess of 5% of the consolidated assets of the Company have been duly authorized and validly issued and, in the case of shares, are fully paid and non-assessable, and except as set forth in SCHEDULE II attached hereto, and, except as disclosed in the Prospectuses, are owned by the Company, directly or indirectly through one or more Subsidiaries, free and clear of any security interest, claim, lien, encumbrance or adverse interest of any nature (each, a "LIEN") except for Permitted Liens (as defined in the Prospectus under the heading "Description of the notes--Certain definitions") other than any Permitted Liens securing Indebtedness.

     (h) Except as would not have a Material Adverse Effect, neither the Company nor any of the Subsidiaries is (i) in violation of its respective organizational documents, certificate of incorporation, partnership agreement, charter or by-laws, or (ii) is in default in the performance of any obligation, agreement, covenant or condition contained in any indenture, loan agreement, mortgage, lease or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries or their respective property is bound.

     (i) The execution, delivery and performance of this Agreement, the Indenture, the Mirror Notes, the Mirror Note Guarantees, the Pledge Agreements and the issuance and delivery of Securities by the Company and the Subsidiaries, as applicable, the compliance by the Company and the Subsidiaries, as applicable, with all the provisions hereof and thereof and the consummation of the transactions contemplated hereby and thereby will not (i) require any consent, approval, authorization or other order of, or qualification with, any court or governmental body or agency (except such as may be required under U.S. federal securities laws or Alberta Securities Laws or Blue Sky laws of the various states), (ii) conflict with or constitute a breach of any of the terms or provisions of, or a default under, the articles, charter or by-laws of the Company or any of the Subsidiaries or any indenture, loan agreement, mortgage, lease or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries or their respective property is bound, except such conflict, breach or default as would not have, singly or in the aggregate, a Material Adverse Effect, (iii) violate or conflict with any applicable law or any rule, regulation, judgment, order or decree of any court or any governmental body or agency having jurisdiction over the Company, any of the Subsidiaries or their respective property, except such violations or conflicts as would not have, singly or in the aggregate, a Material Adverse Effect,
          (iv) except as created by the Pledge Agreements, result in the imposition or creation of (or the obligation to create or impose) a Lien under any agreement or instrument to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries or their respective property is bound, except as would not have, singly or in the aggregate, a Material Adverse Effect, or
          (v) result in the suspension, termination or revocation of any Authorization (as defined below) of the Company or any of the Subsidiaries or any other impairment of the rights of the holder of any such Authorization, except such terminations, suspensions, revocations or impairments as would not have, singly or in the aggregate, a Material Adverse Effect.

     (j) There are no legal or governmental proceedings pending or, to the knowledge of the Company, threatened or any related party transactions to which the Company or any of its Subsidiaries is or could be a party or to which any of their respective property is or could be subject, that are required to be described in the Prospectuses and are not so described.

     (k) Except as set forth in the Prospectuses and except as would not have a Material Adverse Effect, the Company and the Subsidiaries are (i) in compliance with any and all applicable laws, statutes, ordinances, regulations, rules, decrees, orders, judgments, consent orders, consent decrees or other binding requirements and the common law relating to the protection of public health or the environment or the release or threatened release of hazardous material (including, without limitation, any material, substance, waste, constituent, compound, pollutant or contaminant, including, without limitation, petroleum (including, without limitation, crude oil or any fraction thereof or any petroleum product)) (collectively, "ENVIRONMENTAL LAWS") and (ii) each of the Company and its Subsidiaries is in compliance with all terms and conditions of any required permits, licenses and authorizations, and is also in compliance with all other applicable limitations, restrictions, conditions, standards, prohibitions, requirements and obligations contained in the Environmental Laws.

     (l) Except as set forth in the Prospectuses and except as would not have a Material Adverse Effect, the Company and its Subsidiaries have such permits, licenses, consents, exemptions, franchises, authorizations and other approvals (each, an "AUTHORIZATION") of, and have made all filings with and notices to, all governmental or regulatory authorities and self-regulatory organizations and all courts and other tribunals, including, without limitation, under any applicable laws regulating Environmental Laws, as are necessary to own, lease, license and operate their respective properties and to conduct their business, except where the failure to have any such Authorization or to make any such filing or notice would not, singly or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Prospectuses, each such Authorization is valid and in full force and effect and the Company and the Subsidiaries are in compliance with all the terms and conditions thereof and with the rules and regulations of the authorities and governing bodies having jurisdiction with respect thereto; and no event has occurred (including, without limitation, the receipt of any notice from any authority or governing body) which allows or, after notice or lapse of time or both, would allow, revocation, suspension or termination of any such Authorization or results or, after notice or lapse of time or both, would result in any other impairment of the rights of the holder of any such Authorization; except where such failure to be valid and in full force and effect or to be in compliance, the occurrence of any such event or the presence of any such restriction would not, singly or in the aggregate, have a Material Adverse Effect.

     (m) This Agreement has been duly authorized, executed and delivered by the Company.

     (n) The Indenture has been duly authorized by the Company and, on the Closing Date, will have been validly executed and delivered by the Company. When the Indenture has been validly executed and delivered by the Company (assuming the due authorization, execution and delivery by the Trustee), the Indenture will be a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms except as (i) the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent conveyance) or similar laws affecting creditors' rights generally and (ii) the availability of equitable remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is considered in a proceeding in equity or at law). On the Closing Date, the Indenture will conform in all material respects to the requirements of the Trust Indenture Act, the rules and regulations of the Commission applicable to an indenture which is qualified thereunder and to the requirements of the Business Corporations Act (Alberta) (the "ABCA") (except to the extent that exemptive relief has been obtained).

     (o) The Newco Mirror Note has been duly authorized and, when executed and delivered by Newco, will constitute the legal, valid and binding obligation of Newco enforceable against Newco in accordance with its terms except as (i) the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent conveyance) or similar laws affecting creditors' rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is considered in a proceeding in equity or at law); the Partnership Mirror Note has been duly authorized and, when executed and delivered by the Partnership, will constitute the legal, valid and binding obligation of the Partnership enforceable against the Partnership in accordance with its terms except as (i) the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent conveyance) or similar laws affecting creditors' rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is considered in a proceeding in equity or at law).

     (p) The Paramount Pledge Agreement has been duly authorized by the Company and, when executed by the Company and the Trustee, will constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms except as (i) the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent conveyance) or similar laws affecting creditors' rights generally and
          (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is considered in a proceeding in equity or at law). Upon execution by the Company and the Trustee of the Paramount Pledge Agreement and delivery of the Mirror Notes to the Trustee, no further action will be required in order for the Trustee to have a first priority perfected security interest in the Newco Mirror Note and the Company's interest in the Partnership Mirror Note other than the registration of notice of such security interest under the Alberta Personal Property Security Act.

     (q) The Newco Pledge Agreement has been duly authorized by Newco, and when executed by the Company and Newco, will constitute the legal, valid and binding obligation of Newco enforceable against the Company and Newco in accordance with its terms except as (i) the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent conveyance) or similar laws affecting creditors' rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is considered in a proceeding in equity or at law). Upon execution by the Company and Newco of the Newco Pledge Agreement and delivery of the Partnership Mirror Note to the Company, no further action will be required in order for the Company to have a first priority perfected security interest in the Partnership Mirror Note other than the registration of notice of such security interest under the Alberta Personal Property Security Act.

     (r) The Mirror Note Guarantees have been duly authorized by each Mirror Note Guarantor and, when executed by each Mirror Note Guarantor, will constitute the legal, valid and binding obligation of each Mirror Note Guarantor enforceable against such Mirror Note Guarantor in accordance with its terms except as (i) the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent conveyance) or similar laws affecting creditors' rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is considered in a proceeding in equity or at law).

     (s) Ernst & Young LLP, the Company's auditors, are independent chartered accountants and independent public accountants with respect to the Company, as required by the Securities Act, the Exchange Act, the ABCA and Alberta Securities Laws. The historical financial statements of the Company and Summit Resources Limited, together with the related schedules and notes, set forth or incorporated by reference in the U.S. Prospectus comply as to form in all material respects with the requirements applicable under the Alberta Securities Laws and to registration statements on Form F-10 under the Securities Act.

     (t) (i) The Company's consolidated financial statements included or incorporated by reference in the Registration Statement and the Prospectuses, together with related schedules and notes, present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries on the basis stated therein at the respective dates or for the respective periods to which they apply; such statements and related schedules and notes have been prepared in accordance with Canadian generally accepted accounting principles ("CANADIAN GAAP") consistently applied throughout the periods involved, except as disclosed therein, and have been reconciled to United States generally accepted accounting principles ("U.S. GAAP") in accordance with the requirements of Item 18 of Form 20-F; (ii) the consolidated audited financial statements of Summit Resources Limited included or incorporated by reference in the Registration Statement and the Prospectuses, together with the related schedules and notes, present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the acquired business on the basis stated therein at the respective dates or for the respective periods to which they apply; such statements and related schedules and notes have been prepared in accordance with Canadian GAAP, consistently applied throughout the periods involved, except as disclosed therein, and have been reconciled to U.S. GAAP in accordance with the requirements of Item 17 of Form 20-F; (iii) the Company's (a) unaudited consolidated balance sheet as of June 30, 2003 and December 31, 2002 and (b) the unaudited condensed consolidated statements of income (loss) and cash flows for the three month periods ended June 30, 2003 and 2002 included or incorporated by reference into the Registration Statement and the Prospectuses present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries on the basis stated therein at the respective dates or for the respective periods to which they apply and have been prepared in accordance with Canadian GAAP applied on a basis substantially consistent with that of the Company's audited consolidated financial statements included or incorporated by reference into the Registration Statement and the Prospectuses and have been reconciled to U.S. GAAP in accordance with the requirements of Item 18 of Form 20-F; (iv) Summit

          Resources Limited's (a) unaudited consolidated balance sheet as of March 31, 2002 and December 31, 2001 and (b) the unaudited condensed consolidated statements of income (loss) and cash flows for the three month periods ended March 31, 2002 and 2001, included or incorporated by reference into the Registration Statement and the Prospectuses present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of Summit Resources Limited on the basis stated therein at the respective dates or for the respective periods to which they apply and have been prepared in accordance with Canadian GAAP applied on a basis substantially consistent with that of Summit Resources Limited's audited consolidated financial statements included or incorporated by reference into the Registration Statement and the Prospectuses and have been reconciled to U.S. GAAP in accordance with the requirements of Item 17 of Form 20-F.

     (u) The PRO FORMA financial statements of the Company and its Subsidiaries and the related notes thereto set forth or incorporated by reference in the Registration Statement and the Prospectuses have been prepared on a basis consistent with the historical financial statements of the Company and its Subsidiaries, give effect to the assumptions used in the preparation thereof on a reasonable basis and in good faith and present fairly the historical transactions contemplated by the Registration Statement and the Prospectuses. Such PRO FORMA financial statements have been prepared in accordance with the applicable requirements of the Alberta Securities Laws and Canadian GAAP and have been reconciled to U.S. GAAP in accordance with the requirements of
          Item 18 of Form 20-F. The other PRO FORMA financial and statistical information and data set forth in the Registration Statement and the Prospectuses are, in all material respects, accurately presented and prepared on a basis consistent with the PRO FORMA financial statements.

     (v) The Company is not and, after giving effect to the offering and sale of the Securities and the application of the net proceeds therefrom as described in the Prospectuses, will not be required to register as, an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

     (w) There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act or a prospectus under Alberta Securities Laws with respect to any securities of the Company or to require the Company to include such securities with the Securities registered pursuant to the Registration Statement.

     (x) No "nationally recognized statistical rating organization" as such term is defined for purposes of Rule 436(g)(2) under the Securities Act (i) has imposed (or has informed the Company that it is considering imposing) any condition (financial or otherwise) on the Company's retaining any rating assigned to the Company or any securities of the Company or (ii) has indicated to the Company that it is considering (a) the downgrading, suspension, or withdrawal of, or any review for a possible change that does not indicate the direction of the possible change in, any rating so assigned or (b) any change in the outlook for any rating of the Company or any securities of the Company other than an upgrade of any rating of the Company or any securities of the Company.

     (y) Since the respective dates as of which information is given in the Prospectuses and other than as set forth in the Prospectuses (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), (i) there has not occurred any material adverse change or any development involving a prospective material adverse change in the condition, financial or otherwise, or the earnings, business, management or operations of the Company and its Subsidiaries, taken as a whole, (ii) there has not been any material adverse change or any development involving a prospective material adverse change in the share capital or in the long-term debt of the Company and its Subsidiaries, taken as a whole, and (iii) neither the Company nor any of its Subsidiaries has incurred any liability or obligation, direct or contingent, which liability or obligation could have a Material Adverse Effect.

     (z) No labor dispute exists with its employees or with employees of any of the Subsidiaries or is imminent that is reasonably likely to have a Material Adverse Effect.

     (aa) The Company and its Subsidiaries own or have the right to use all real property and personal property described in the Prospectuses as being owned or used by them except where the lack of such ownership or rights would not, individually or in the aggregate, have a Material Adverse Effect, and there are no liens, encumbrances or defects with respect to such real property and personal property, except (i) such as are described in the Prospectuses, or (ii) for Permitted Liens other than any Permitted Liens securing Indebtedness.

     (bb) The Company and each of its Subsidiaries have filed all tax returns, if any, which are required to be filed by them pursuant to domestic or foreign laws and have paid all taxes due pursuant to such returns or pursuant to any assessment received by them (except where the requirement for payment of such taxes is being contested in good faith in appropriate proceedings) except such failure to file or pay as would not have a Material Adverse Effect. Except as would not have a Material Adverse Effect, the charges, accruals and reserves on the books of the Company and its Subsidiaries in respect of taxes or other governmental charges are adequate.

     (cc) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

     (dd) Any statistical and market-related data included in the Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate, and the Company has obtained the written consent to the use of such data from such sources to the extent required.

     (ee) Neither the Company nor any of its Subsidiaries nor any of their respective directors, officers, partners, affiliates or controlling persons has taken, directly or indirectly, any action designed, or which has constituted or might reasonably be expected to cause or result, under the Exchange Act or otherwise, in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

     (ff) The Company has no reason to believe that the historical information or the estimates, on the basis of which the reserve and related information included in the Prospectus was prepared, was not, in the case of the historical information, true and correct in all material respects, or in the case of the estimates, prepared on the basis of reasonable assumptions.

     (gg) The Company has filed with the ASC all of the technical reports required to be filed under Alberta Securities Laws in respect of each property material to the Company.

     (hh) No withholding tax imposed under the federal laws of Canada or the laws of the Province of Alberta will be payable in respect of the payment or crediting of the fees contemplated by this Agreement by the Company to an Underwriter that is not a resident of Canada for the purposes of the INCOME TAX ACT (Canada), or on any interest or deemed interest on the resale of Securities by an Underwriter to U.S. residents provided that the Underwriter deals at arm's length with the Company (as such term is understood for purposes of the INCOME TAX ACT (Canada)), and that such fees are payable in respect of services rendered by the Underwriter wholly outside of Canada that are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee.

     (ii) No goods and services tax or sales tax imposed under the federal laws of Canada or under the laws of the Province of Alberta will be payable by the Company or collectable by an Underwriter in respect of the payment of fees as contemplated by this Agreement to an Underwriter or the QIU that is not a resident of Canada, provided that such fees are in respect of services performed by an Underwriter wholly outside of Canada.

     (jj) No stamp duty, documentary taxes or similar taxes are payable by the Company under the federal laws of Canada or the laws of the Province of Alberta in connection with the sale and delivery of the Securities pursuant to this Agreement by the Underwriters or the resale of Securities by an Underwriter to U.S. residents.

     (kk) The Company believes that the historical production information and the estimates of production and related information included in the Prospectuses are, in the case of the historical information, true and correct in all material respects, or in the case of the estimates, prepared on the basis of reasonable assumptions.

SECTION 7.  INDEMNITY AND CONTRIBUTION.

     (a) (i) The Company agrees to indemnify, defend and hold harmless each Underwriter, its partners, directors and officers, and any person who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, any such Underwriter or any such person may incur under the Securities Act, the Exchange Act, Alberta Securities Laws, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof or the Prospectuses (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or arises out of or is based upon any omission or alleged omission to state therein a material fact required to be stated in either such Registration Statement or such Prospectus or necessary to make the statements made therein not misleading (in the case of the Registration Statement, or not misleading in light of the circumstances under which they were made, in the case of such Prospectus), except insofar as any such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning an Underwriter furnished in writing by or on behalf of such Underwriter through the Representative to the Company expressly for use therein or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in such Registration Statement or such U.S. Prospectus or Canadian Prospectus or necessary to make such information not misleading (in the case of the Registration Statement, or not misleading in light of the circumstances under which they were made, in the case of such Prospectus).

          (ii) If any action, suit or proceeding (together, a "PROCEEDING") is brought against an Underwriter or any such person in respect of which indemnity may be sought against the Company pursuant to the foregoing paragraphs, such Underwriter or such person shall promptly notify the Company in writing of the institution of such Proceeding and the Company shall assume the defense of such Proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses; PROVIDED, HOWEVER, that the omission to so notify the Company shall not relieve the Company from any liability which the Company may have to any Underwriter or any such person or otherwise except to the extent that such failure materially prejudices the Company's ability to defend such Proceeding. Such Underwriter or such person shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Underwriter or of such person unless the employment of such counsel shall have been authorized in writing by the Company in connection with the defense of such Proceeding or the Company shall not have, within a reasonable period of time in light of the circumstances, employed counsel to have charge of the defense of such Proceeding or such indemnified party or parties shall have reasonably concluded, after consulting with counsel, that there may be defenses available to it or them which are different from, additional to or in conflict with those available to the Company (in which case the Company shall not have the right to direct the defense of such Proceeding on behalf of the indemnified party or parties), in any of which events such reasonable fees and expenses shall be borne by the Company and paid as incurred (it being understood, however, that the Company shall not be liable for the expenses of more than one separate counsel (in addition to any local counsel) in any one Proceeding or series of related Proceedings in the same jurisdiction representing the indemnified parties who are parties to such Proceeding). The Company shall not be liable for any settlement of any Proceeding effected without its written consent but if settled with the written consent of the Company, the Company agrees to indemnify and hold harmless any Underwriter and any such person from and against any loss or liability by reason of such settlement. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second sentence of this paragraph, then the indemnifying party agrees that it shall be liable for any settlement of any Proceeding effected without its written consent if (i) such settlement is entered into more than 90 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 45 days' prior notice of its intention to settle. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened Proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such Proceeding and does not include an admission of fault, culpability or a failure to act, by or on behalf of such indemnified party.

     (b) Each Underwriter severally agrees to indemnify, defend and hold harmless the Company, its directors and officers, and any person who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Company or any such person may incur under the Securities Act, the Exchange Act, the Alberta Securities Laws, the common law or otherwise, insofar as, and only to the extent that, such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning such Underwriter furnished in writing by or on behalf of such Underwriter through the Representative to the Company expressly for use in the Registration Statement, the Prospectuses or any amendments or supplements thereto, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in such Registration Statement or such U.S. Prospectus or Canadian Prospectus or necessary to make such information not misleading.

          It is agreed that the information furnished in writing by or on behalf of an Underwriter through the Representative to the Company expressly for use with reference to such Underwriter in the Registration Statement, the Prospectuses, or any amendments or supplements thereto is limited to the following: the marketing names of the Underwriters set forth on the front and back covers of the U.S. Prospectus and the legal names of the Underwriters and the statements in the fourth paragraph and the third and fourth sentences of the sixth paragraph, in each case, set forth under the heading "Underwriting" in the Prospectuses.

          If any Proceeding is brought against the Company or any such person in respect of which indemnity may be sought against any Underwriter pursuant to the foregoing paragraph, the Company or such person shall promptly notify such Underwriter in writing of the institution of such Proceeding and such Underwriter shall assume the defense of such Proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses; PROVIDED, HOWEVER, that the omission to so notify such Underwriter shall not relieve such Underwriter from any liability which such Underwriter may have to the Company or any such person or otherwise. The Company or such person shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of the Company or such person unless the employment of such counsel shall have been authorized in writing by such Underwriter in connection with the defense of such Proceeding or such Underwriter shall not have, within a reasonable period of time in light of the circumstances, employed counsel to defend such Proceeding or such indemnified party or parties shall have reasonably concluded, after consulting with counsel, that there may be defenses available to it or them which are different from or additional to or in conflict with those available to such Underwriter (in which case such Underwriter shall not have the right to direct the defense of such Proceeding on behalf of the indemnified party or parties, but such Underwriter may employ counsel and participate in the defense thereof but the reasonable fees and expenses of such counsel shall be at the expense of such Underwriter), in any of which events such reasonable fees and expenses shall be borne by such Underwriter and paid as incurred (it being understood, however, that such

          Underwriter shall not be liable for the expenses of more than one separate counsel (in addition to any local counsel) in any one Proceeding or series of related Proceedings in the same jurisdiction representing the indemnified parties who are parties to such Proceeding). No Underwriter shall be liable for any settlement of any such Proceeding effected without the written consent of such Underwriter but if settled with the written consent of such Underwriter, such Underwriter agrees to indemnify and hold harmless the Company and any such person from and against any loss or liability by reason of such settlement. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second sentence of this paragraph, then the indemnifying party agrees that it shall be liable for any settlement of any Proceeding effected without its written consent if (i) such settlement is entered into more than 90 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement and
          (iii) such indemnified party shall have given the indemnifying party at least 45 days' prior notice of its intention to settle. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened Proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such Proceeding and does not include an admission of fault, culpability or a failure to act, by or on behalf of such indemnified party.

     (c) If the indemnification provided for in this Section 7 is unavailable to an indemnified party under subsections (a) and (b) of this Section 7 in respect of any losses, damages, expenses, liabilities or claims referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, damages, expenses, liabilities or claims (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such losses, damages, expenses, liabilities or claims, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company and the total underwriting fees received by the Underwriters, bear to the aggregate public offering price of the Securities. The relative fault of the Company on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the untrue statement or alleged untrue statement of a material fact or omission or alleged omission relates to information supplied by the Company or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, damages, expenses, liabilities and claims referred to in this subsection shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating, preparing to defend or defending any Proceeding.

     (d) The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in subsection (c) above. Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by such Underwriter and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue statement or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations to contribute pursuant to this Section 7 are several in proportion to their respective underwriting commitments and not joint.

     (e) The indemnity and contribution agreements contained in this Section 7 and the covenants, warranties and representations of the Company contained in this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of any Underwriter, its partners, directors or officers or any person (including each partner, officer or director of such person) who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, or by or on behalf of the Company, its directors or officers or any person who controls the Company within the meaning of Section 15 of the Securities Act or
          Section 20 of the Exchange Act, and shall survive any termination of this Agreement or the issuance and delivery of the Securities. The Company and each Underwriter agree promptly to notify each other of the commencement of any Proceeding against it and, in the case of the Company, against any of the Company's officers or directors in connection with the issuance and sale of the Securities, or in connection with the Registration Statement, U.S. Prospectus or Canadian Prospectus.

SECTION 8. CONDITIONS OF UNDERWRITERS' OBLIGATIONS. The several obligations of the Underwriters to purchase the Securities under this Agreement are subject to the satisfaction of each of the following conditions:

     (a) All the representations and warranties of the Company contained in this Agreement shall be true and correct on the Closing Date with the same force and effect as if made on and as of the Closing Date.

     (b) The Supplemented PREP Prospectus shall have been filed with the ASC under the PREP Procedures within the applicable time period prescribed for such filing thereunder and the U.S. Supplemented Prospectus shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10 within the applicable time period prescribed for such filing by the rules and regulations under the Securities Act and, in each case, in accordance with Section 5(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission; no order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Securities or any other securities of the Company shall have been issued or proceedings therefore initiated or threatened by any securities commission, securities regulatory authority or stock exchange in Canada or the United States; no amendment or supplement to the Registration Statement or Prospectuses, including documents deemed to be incorporated by reference therein, shall have been filed to which the Underwriters reasonably objected in writing; the Registration Statement and all amendments thereto, or modifications thereof, if any, shall constitute full, true and plain disclosure of all material facts regarding the Company and the Securities and shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; the Prospectuses and all amendments or supplements thereto, or modifications thereof, if any, shall not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; and all requests for additional information on the part of the ASC or the Commission shall have been complied with to your reasonable satisfaction;

     (c) You shall have received on the Closing Date a certificate dated the Closing Date, signed by any two of the Chief Executive Officer, the President and the Chief Financial Officer of the Company, confirming the matters set forth in Sections 8(a), 8(b) and 8(e) and stating that the Company has complied with all of the agreements and satisfied all of the conditions herein contained and required to be complied with or satisfied by the Company on or prior to the Closing Date.

     (d) Since the respective dates as of which information is given in the U.S. Prospectus and the Canadian Prospectus, other than as set forth in the U.S. Prospectus and the Canadian Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), (i) there shall not have occurred any change or any development involving a prospective change in the condition, financial or otherwise, or the business, properties, prospects, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, (ii) there shall not have been any change or any development involving a prospective change in the share capital or in the long-term debt of the Company or any of its Subsidiaries and (iii) neither the Company nor any of its Subsidiaries shall have incurred any liability or obligation, direct or contingent, the effect of which, in any such case described in clause 8(d)(i), 8(d)(ii) or 8(d)(iii), in your judgment, is material and adverse and, in your judgment, acting reasonably, makes it impracticable to market the Securities on the terms and in the manner contemplated in the U.S. Prospectus and the Canadian Prospectus.

     (e) (i) There shall not have occurred any downgrading, suspension or withdrawal of, nor shall any notice be given of any potential or intended downgrading, suspension or withdrawal of, or of any review (or of any potential or intended review) for a possible change that does not indicate the direction of the possible change in, any rating of the Company, the Securities or any other securities of the Company (including, without limitation, the placing of any of the foregoing ratings on credit watch with negative or developing implications or under review with an uncertain direction) by any "nationally recognized statistical rating organization" as such term is defined for purposes of Rule 436(g)(2) under the Securities Act, (ii) there shall not have occurred any negative change, nor shall any notice have been given of any potential or intended negative change, in the outlook for any rating of the Company or any securities of the Company by any such rating organization, and (iii) no such rating organization shall have given notice that it has assigned (or is considering assigning) a lower rating to the Securities than that on which the Securities were marketed.

     (f)  You shall have received on the Closing Date the following opinions:

          (i) OPINION OF CANADIAN COUNSEL FOR THE COMPANY. The Underwriters shall have received the favorable opinion dated as of the Closing Date, of Macleod Dixon LLP, Canadian counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, to the effect set forth in Exhibit A hereto.

          (ii) OPINION OF SPECIAL UNITED STATES COUNSEL FOR THE COMPANY. The Underwriters shall have received the favorable opinion, dated as of the Closing Date, of Torys LLP, special United States counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, to the effect set forth in Exhibit B hereto.

         (iii) OPINION OF U.S. COUNSEL FOR THE UNDERWRITERS. The Underwriters shall have received an opinion, dated as of the Closing Date, of Cahill Gordon & Reindel LLP, U.S. counsel for the Underwriters, in form and substance satisfactory to the Representative.

          (iv) OPINION OF CANADIAN COUNSEL FOR THE UNDERWRITERS. The Underwriters shall have received an opinion, dated as of the Closing Date, of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Underwriters, in form and substance satisfactory to the Representative.

     (g) You shall have received, from each of Ernst & Young LLP and KPMG LLP on the date hereof, letters dated the date hereof and from Ernst & Young LLP a letter dated the Closing Date, in each case, in form and substance satisfactory to you containing the information and statements of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in or incorporated by reference in the Registration Statement and the Prospectuses, as of a date not more than two business days prior to the date of the letter.

     (h) The Underwriters shall have received a counterpart, conformed as executed, of the Indenture which shall have been entered into by the Company and the Trustee.

     (i) The Company shall have performed and complied with on or prior to the Closing Date all of the agreements herein contained and required to be performed or complied with by the Company, on or prior to the Closing Date.

     (j) On the Closing Date, Newco shall have executed and delivered the Newco Mirror Note.

     (k) On the Closing Date, the Partnership shall have executed and delivered the Partnership Mirror Note.

     (l) On the Closing Date, each Mirror Note Guarantor shall have executed its Mirror Note Guarantee.

     (m) The Representative shall be satisfied that substantially concurrently with the Closing (after giving effect to the transactions contemplated hereby), the Company shall execute and deliver the Paramount Pledge Agreement to the Trustee and the Company will take all other actions required to ensure that the Trustee has a first priority perfected security interest in the Newco Mirror Note and the Company's interest in the Partnership Mirror Note.

     (n) The Representative shall be satisfied that substantially concurrently with the Closing (after giving effect to the transactions contemplated hereby), the Company and Newco shall execute and deliver the Newco Pledge Agreement and the Company and Newco shall take all other actions required to ensure that the Company has a first priority perfected security interest in the Partnership Mirror Note.

     (o) The Company shall have either (i) executed an amendment related to its senior credit facility (the "EXISTING FACILITY") dated June 28, 2002, as amended, to permit the issuance of the Notes or (ii) consummated the refinancing of the Existing Facility pursuant to documentation reasonably satisfactory to the Representative consistent with the term sheet dated September 30, 2003.

SECTION 9. EFFECTIVENESS OF THIS AGREEMENT AND TERMINATION. This Agreement shall become effective upon the execution and delivery of this Agreement by the parties hereto.

     The Underwriters shall have the right to terminate this Agreement at any time prior to the Closing Date by notice to the Company from the Representative, without liability on the Underwriters' part to the Company if, on or prior to such date, (i) the Company or any Subsidiary shall have failed, refused or been unable to perform in any material respect any agreement on its part to be performed under this Agreement when and as required, (ii) any condition to the obligations of the Underwriters under this Agreement to be fulfilled by the Company or any of its Subsidiaries pursuant to Section 8 is not fulfilled when and as required, (iii) trading in securities generally on the New York Stock Exchange, the Nasdaq National Market or the Toronto Stock Exchange shall have been suspended or materially limited, or minimum prices shall have been established thereon by the Commission, or by such exchange or other regulatory body or governmental authority having jurisdiction, (iv) a general banking moratorium shall have been declared by U.S. federal or New York State, Canadian federal or Province of Alberta authorities, (v) there is an outbreak or escalation of hostilities or other national or international calamity, in any case involving the United States, on or after the date of this Agreement, or if there has been a declaration by the United States of a national emergency or war or other national or international calamity or crisis (economic, political, financial or otherwise) which affects the U.S. and international markets, making it, in the Representative's judgment, impracticable to proceed with the offering or delivery of the Securities on the terms and in the manner contemplated in the Prospectuses or (vi) there shall have been such a material adverse change in general economic, political or financial conditions or the effect (or potential effect if the financial markets in the United States have not yet opened) of international conditions on the financial markets in the United States shall be such as, in the Representative's judgment, to make it inadvisable or impracticable to proceed with the offering or delivery of the Securities on the terms and in the manner contemplated in the Prospectuses.

     If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase Securities that it has or they have agreed to purchase hereunder on such date, and the aggregate principal amount of Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate principal amount of the Securities to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the principal amount of Securities set forth opposite their respective names in Schedule I bears to the aggregate principal amount of Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; PROVIDED that in no event shall the principal amount of Securities that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 9 by an amount in excess of one-ninth of such principal amount of Securities without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Securities and the aggregate principal amount of Securities with respect to which such default occurs is more than one-tenth of the aggregate principal amount of Securities to be purchased, and arrangements satisfactory to you and the Company for the purchase of such Securities are not made within 36 hours after such default, this Agreement shall terminate automatically without liability on the part of any non-defaulting Underwriter or the Company. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

     If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

SECTION 10. CONSENT TO JURISDICTION; APPOINTMENT OF AGENT FOR SERVICE OF PROCESS. The Company, by its execution and delivery of this Agreement, agrees that service of process may be made upon Torys LLP in the United States of America in any suit or proceeding against the Company instituted by the Underwriters, any indemnified party or by any person, if any, controlling the Underwriters within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act based on or arising under this Agreement in any federal or state court in the State of New York, County of New York, and hereby irrevocably consents and submits to the nonexclusive jurisdiction of any such court in personam generally and unconditionally in respect of any such suit or proceeding.

     The Company further, by its execution and delivery of this Agreement, irrevocably designates, appoints and empowers Torys LLP as its designee, appointee and authorized agent to receive for and on its behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against the Company with respect to its obligations, liabilities or any other matter arising out of or in connection with this Agreement and that may be made on such designee, appointee and authorized agent in accordance with legal procedures prescribed for such courts, and it being understood that the designation and appointment of Torys LLP as such authorized agent shall become effective immediately without any further action on the part of the Company. The Company further agrees that, to the extent permitted by law, proper service of process upon Torys LLP at its office set forth in Section 12 and written notice of said service to the Company pursuant to this Section 10, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, the Company agrees to designate a new designee, appointee and agent in The City of New York, New York on the terms and for the purposes of this Section 10 reasonably satisfactory to the Underwriters. The Company further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against the Company by serving a copy thereof upon the relevant agent for service of process referred to in this Section 10 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service) and by mailing copies thereof by registered or certified air mail, postage prepaid, to the Company at its address specified in or designated pursuant to this Agreement. The Company agrees that the failure of any such designee, appointee and agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon. Nothing herein shall in any way be deemed to limit the ability of the Underwriters to serve any such legal process, summons, notices and documents in any other manner permitted by applicable law or to obtain jurisdiction over the Company or bring actions, suits or proceedings against the Company in such other jurisdictions, and in such manner, as may be permitted by applicable law. The Company hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement brought in the federal courts located in The City of New York, New York or the courts of the State of New York located in The City of New York, New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

     The obligation of the Company in respect of any sum due to the Underwriters shall, not withstanding any judgment in a currency other than U.S. dollars, not be discharged until the first business day, following receipt by the Underwriters of any sum adjudged to be so due in such other currency, on which (and only to the extent that) the Underwriters may in accordance with normal banking procedures purchase U.S. dollars with such other currency; if the U.S. dollars so purchased are less than the sum originally due to the Underwriters hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriters against such loss. If the U.S. dollars so purchased are greater than the sum originally due to such Underwriters hereunder, such Underwriters agree to pay to the Company an amount equal to the excess of the U.S. dollars so purchased over the sum originally due to the Underwriters hereunder.

     The provisions of this Section 10 shall survive any termination of this Agreement, in whole or in part.

SECTION 11.  QUALIFIED INDEPENDENT UNDERWRITER.

     (a) INDEMNIFICATION OF QIU. The Company agrees to indemnify, defend and hold harmless UBS Securities LLC, in its capacity as a "qualified independent underwriter" within the meaning of Rule 2720 ("RULE 2720") of the Rules of Conduct of the NASD (the "QIU"), and its affiliates, and each person, if any, who controls the QIU within the meaning of
          Section 15 of the Securities Act or Section 20 of the Exchange Act to the extent and in the manner set forth in clauses (i), (ii) and (iii) below:

          (i) against any and all loss, liability, claim (including the reasonable cost of investigation), damage and expense whatsoever, as incurred, resulting from any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the U.S. Prospectus or the Canadian Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or arising out of or based upon any omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading (in the case of the Registration Statement), or not misleading in light of the circumstances under which they were made (in the case of such Prospectus);

          (ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; PROVIDED that (subject to Section 11(c) hereof) any such settlement is effected with the written consent of the Company; and

          (iii) against any and all expense whatsoever, as incurred (including the reasonable fees and disbursements of counsel chosen by the
               QIU), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under clause (i) or (ii) above;

          PROVIDED, HOWEVER, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense of the QIU to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by the QIU expressly for use in the Registration Statement or any amendment thereof, the U.S. Prospectus or the Canadian Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto).

     (b) ACTIONS AGAINST PARTIES; NOTIFICATION. The QIU shall promptly notify the Company of any Proceeding commenced against the QIU in respect of which indemnity may be sought hereunder, but failure to so notify the Company shall not relieve the Company from any liability which the Company may have to the QIU or any such person or otherwise. The Company may participate at its own expense in the defense of any such action; PROVIDED, HOWEVER, that counsel to the Company shall not (except with the consent of the QIU or except as provided in the next sentence) also be counsel to the QIU. If it so elects within a reasonable time after receipt of such notice, the Company, jointly with any other indemnifying parties receiving such notice, may assume the defense of such action with counsel chosen by it and which counsel is reasonably acceptable to the QIU, unless the QIU reasonably objects to such assumption on the ground that there may be legal defenses available to it which are different from or in addition to those available to the Company. In no event shall the Company be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from its own counsel for the QIU in connection with any Proceeding or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. The Company shall not, without the prior written consent of the QIU, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 11 hereof (whether or not the QIU is an actual or potential party thereto), unless such settlement, compromise or consent (i) includes an unconditional release of the QIU from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of the QIU.

     (c) SETTLEMENT WITHOUT CONSENT IF FAILURE TO REIMBURSE. If at any time the QIU shall have requested the Company to reimburse the QIU for fees and expenses of counsel, then the Company agrees that it shall be liable for any settlement of the nature contemplated by Section 11(a)(ii) effected without its written consent if (i) such settlement is entered into more than 90 days after receipt by the Company of the aforesaid request, (ii) the Company shall not have reimbursed the QIU in accordance with such request prior to the date of such settlement and
          (iii) the QIU shall have given the Company at least 45 days' prior notice of its intention to settle, unless the Company shall in good faith contest the reasonableness of such fees and expenses (but only to the extent so contested) or the entitlement of the QIU to indemnification under the terms of this Section 11.

     (d) CONTRIBUTION. If the indemnification provided for in this Section 11 is for any reason unavailable to or insufficient to hold harmless the QIU in respect of any losses, liabilities, claims, damages or expenses referred to therein, then the Company shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by the QIU, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the QIU on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the QIU on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

          The relative benefits received by the Company on the one hand and the QIU on the other shall be deemed to be in the same respective proportions as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company and the total fee received by the QIU, bear to the aggregate public offering price of the Securities.

          The relative fault of the Company on the one hand and the QIU on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the QIU and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

          The Company and the QIU agree that it would not be just and equitable if contribution pursuant to this Section 11 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this
          Section 11. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by the QIU and referred to above in this
          Section 11 shall be deemed to include any legal or other fees or expenses reasonably incurred by the QIU in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

          Notwithstanding the provisions of this Section 11, the QIU shall not be required to contribute any amount in excess of the amount by which the total fees received by it hereunder exceed the amount of any damages which the QIU otherwise would have been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

          No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          For purposes of this Section 11, each person, if any, who controls the QIU within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and affiliates of the QIU shall have the same rights to contribution as the QIU, and each officer and director of the Company and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company.

     (e) The Company hereby confirms its engagement of the services of the QIU as, and the QIU hereby confirms its agreement with the Company to render services as, a "qualified independent underwriter" within the meaning of Rule 2720 with respect to the offering and sale of the Securities.

     (f) The QIU hereby represents and warrants to, and agrees with, the Company and the Underwriters that with respect to the offering and sale of the Securities as described in the Prospectuses:

          (i) The QIU constitutes a "qualified independent underwriter" within the meaning of Rule 2720;

          (ii) The QIU has conducted due diligence in respect of the offering and sale of the Securities as described in the Prospectuses;

         (iii) The QIU has undertaken the legal responsibilities and liabilities of an underwriter under the Securities Act specifically including those inherent in Section 11 thereof;

          (iv) The QIU recommends, as of the date of the execution and delivery of this Agreement, that the yield on the Securities shall not be lower than 7 7/8% (corresponding to an initial public offering price of 100%).

     (g) The QIU hereby agrees with the Company and the Underwriters that, as part of its services hereunder, in the event of any amendment or supplement to the Prospectuses, the QIU will render services as a "qualified independent underwriter" within the meaning of Rule 2720 with respect to the offering and sale of the Securities as described in the Prospectuses as so amended or supplemented that are substantially the same as those services being rendered with respect to the offering and sale of the Securities as described in the Prospectuses (including those described in subsection (b) above).

     (h) The Company agrees to pay the QIU a fee of $10,000 for serving as QIU in connection with the offering and sale of Securities.

          The QIU hereby consents to the references to it as set forth under the caption "Underwriting" in the Prospectuses and in any amendment or supplement thereto made in accordance with Section 5 hereof.

SECTION 12. MISCELLANEOUS. Notices given pursuant to any provision of this Agreement shall be addressed as follows: (i) if to the Company, to Paramount Resources Ltd., 888 Third Street S.W., Bankers Hall West, Suite 4700, Calgary, Alberta, Canada T2P 5C2, Attention: B.K. Lee, Esq. at (403) 290-3600 or by facsimile to (403) 262-7994, with a copy to Torys LLP, 237 Park Avenue, New York, NY 10017-3142, facsimile (212) 682-0200, Attention: Andrew J. Beck, Esq., and a copy to Macleod Dixon LLP, 3700 Canterra Tower, 400 Third Avenue, S.W., Calgary, Alberta, Canada T2P 4H2, facsimile (403) 264-5973, Attention: Kevin Johnson, Esq., and (ii) if to the Underwriters, to UBS Securities LLC, 299 Park Avenue, New York, NY 10171-0026, Attention: Syndicate Department, with a copy to Cahill Gordon & Reindel LLP, 80 Pine Street, New York, NY 10005, facsimile (212) 269-5420, Attention: Richard Farley, Esq., and with a copy (for informational purposes only) to High Yield Syndication Department, UBS Securities LLC, 299 Park Avenue, New York, NY 10171, facsimile (203) 719-1075, or in any case to such other address as the person to be notified may have requested in writing.

     Except as otherwise provided, this Agreement has been and is made solely for the benefit of and shall be binding upon the Company, the Underwriters, the Underwriters' directors and officers, any controlling persons referred to herein, the Company's directors and the Company's officers who sign the Registration Statement and their respective successors and assigns, all as and to the extent provided in this Agreement, and no other person shall acquire or have any right under or by virtue of this Agreement. The term "successors and assigns" shall not include a purchaser of any of the Securities from any of the several Underwriters merely because of such purchase.

     This Agreement shall be governed and construed in accordance with the laws of the State of New York.

                  This Agreement may be signed in various counterparts which together shall constitute one and the same instrument.

     Please confirm that the foregoing correctly sets forth the agreement between the Company and the several Underwriters.


                            Very truly yours,

                            PARAMOUNT RESOURCES LTD.



                            By: /s/ C.H. Riddell
                               -----------------------------------
                               Name:  C.H. Riddell
                               Title: Chairman



                            By: /s/ Jim Riddell
                               -----------------------------------
                               Name:  Jim Riddell
                               Title: President


UBS SECURITIES LLC
Acting for itself, on behalf of the several
  Underwriters named in SCHEDULE I hereto
  and as QIU

By:      UBS SECURITIES LLC


By:     /s/  Christopher Abbate
        -------------------------------
        Name:  Christopher Abbate
        Title: Director


By:     /s/  Rob Wallace
        -------------------------------
        Name: Rob Wallace
        Title: Executive Director

                                   SCHEDULE I

                                                          PRINCIPAL AMOUNT
UNDERWRITERS                                                OF SECURITIES
------------                                              ----------------
UBS Securities LLC                                        U.S.$107,485,000
Harris Nesbitt Corp.                                            22,505,000
Scotia Capital (USA) Inc.                                       22,505,000
CIBC World Markets Corp.                                        22,505,000
                                                          ----------------
         Total                                            U.S.$175,000,000
                                                          ================

                                      SCH. I-1

                                   SCHEDULE II

                                  SUBSIDIARIES

                                                        PERCENT DIRECTLY OR      JURISDICTION OF
                  SUBSIDIARY                             INDIRECTLY OWNED         INCORPORATION
                  ----------                          ----------------------- -----------------------

Paramount Resources Partnership                       100.00%                 ALBERTA
----------------------------------------------------- ----------------------- -----------------------
Summit Resources Limited                              100.00%                 ALBERTA
----------------------------------------------------- ----------------------- -----------------------
Summit Resources Inc.                                 100.00%                 MONTANA
----------------------------------------------------- ----------------------- -----------------------
Shehtah Wilson Drilling Partnership                    99.00%                 ALBERTA
----------------------------------------------------- ----------------------- -----------------------
910083 Alberta Limited                                100.00%                 ALBERTA
----------------------------------------------------- ----------------------- -----------------------
Paramount Resources U.S. LLC.                         100.00%                 DELAWARE
----------------------------------------------------- ----------------------- -----------------------
Paramount Transmission Ltd.                           100.00%                 FEDERAL (CANADA)
----------------------------------------------------- ----------------------- -----------------------
938335 Alberta Ltd.                                   100.00%                 ALBERTA
----------------------------------------------------- ----------------------- -----------------------
649561 B.C. Ltd.                                      100.00%                 BRITISH COLUMBIA
----------------------------------------------------- ----------------------- -----------------------
649564 B.C. Ltd.                                      100.00%                 BRITISH COLUMBIA
----------------------------------------------------- ----------------------- -----------------------
649565 B.C. Ltd.                                      100.00%                 BRITISH COLUMBIA
----------------------------------------------------- ----------------------- -----------------------
649567 B.C. Ltd.                                      100.00%                 BRITISH COLUMBIA
----------------------------------------------------- ----------------------- -----------------------
977554 Alberta Ltd.                                   100.00%                 ALBERTA
----------------------------------------------------- ----------------------- -----------------------
994742 Alberta Ltd.                                   100.00%                 ALBERTA
----------------------------------------------------- ----------------------- -----------------------
Paramount International Resources Ltd.                100.00%                 ALBERTA
----------------------------------------------------- ----------------------- -----------------------
Paramount Energy Inc.                                 100.00%                 ALBERTA
----------------------------------------------------- ----------------------- -----------------------
586319 ALBERTA INC.                                   100.00%                 ALBERTA
----------------------------------------------------- ----------------------- -----------------------

                                      SCH. II-1

                                                                       EXHIBIT A

                       FORM OF OPINION OF CANADIAN COUNSEL
                         FOR THE COMPANY TO BE DELIVERED
                           PURSUANT TO SECTION 8(f)(i)


     (1) The Company, Newco and each of the Subsidiaries has been duly incorporated or formed, is validly existing as a corporation or other entity under the laws of its jurisdiction of incorporation and has the organizational power and capacity to carry on its business in the places and in the manner described in the U.S. Prospectus and the Canadian Prospectus and to own, lease and operate its properties and assets.

     (2) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under the Paramount Pledge Agreement and the Indenture and to create, issue and sell the Securities in accordance with the terms of the Indenture. Each of the Indenture and the Securities has been duly authorized and, to the extent execution and delivery are governed by the laws of the Province of Alberta, executed and delivered by the Company. The filing of the Registration Statement and the U.S. Prospectus with the Commission and the filing of the Canadian Prospectus with the ASC in each case have been duly authorized by and on behalf of the Company; and the Registration Statement has been duly executed pursuant to such authorization by and on behalf of the Company. The Indenture complies with all applicable requirements of the Business Corporations Act (Alberta), except to the extent that discretionary exemptive relief from such requirements has been obtained; and no registration, filing or recording of the Indenture under the federal laws of Canada or the laws of the Province of Alberta is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities issued thereunder.

     (3) The Paramount Pledge Agreement has been duly authorized and, to the extent execution and delivery are governed by the laws of the Province of Alberta, executed and delivered by the Company. Upon taking possession of the Newco Mirror Note and the Partnership Mirror Note in the Province of Alberta, the Trustee will have a first priority perfected security interest in the Newco Mirror Note and the Company's interest in the Partnership Mirror Note, and notice of such security interest has been registered under the Alberta Personal
Property Security Act (Registration No.    ). Upon the Trustee taking possession
of the Newco Mirror Note and the Partnership Mirror Note in Alberta, the Trustee will have a perfected first priority security interest in the Newco Mirror Note and the Partnership Mirror Note. Assuming that the Trustee maintains a perfected first priority security interest in the Partnership Mirror Note and the Newco Mirror Note under the laws of New York by possession of each such Mirror Note in the State of New York, an Alberta court would treat the Trustee as having a perfected first priority security interest in the Mirror Notes.

     (4) The Partnership and Newco have all necessary partnership or corporate power and authority to execute, deliver and perform their obligations under the Mirror Notes and, in the case of Newco, the Newco Pledge Agreement. The Partnership and Newco have taken all necessary partnership or corporate action to authorize the execution and delivery of the Mirror Notes and, in the case of Newco, the Newco Pledge Agreement.

     (5) Each of the Mirror Notes has been duly authorized and, to the extent execution and delivery are governed by the laws of the Province of Alberta, executed and delivered by Newco and the Partnership, as applicable.

     (6) Each Mirror Note Guarantee has been duly authorized and, to the extent execution and delivery are governed by the laws of the Province of Alberta, executed and delivered by the applicable Mirror Note Guarantor.

     (7) The Newco Pledge Agreement has been duly authorized and, to the extent execution and delivery are governed by the laws of the Province of Alberta, executed and delivered by each of Newco and the Company. The Company has a first priority perfected security interest in the Partnership Mirror Note and the Mirror Note Guarantees, respectively, and notice of such security interest has been registered under the Alberta Personal Property Security Act (Registration
No.      ).

     (8) No authorization, approval, consent or order of, or filing with, any government, governmental agency, regulatory body or court in Canada is required to be obtained by the Company or any of the Subsidiaries under the laws of the Province of Alberta or with respect to the federal laws of Canada applicable therein, except as has been obtained in connection with the valid authorization, issue and sale of the Securities and the consummation by the Company and the Subsidiaries of the other transactions contemplated by the Underwriting Agreement.

     (9) The execution, delivery and performance by the Company of its obligations under the Indenture, the Underwriting Agreement and the Paramount Pledge Agreement, the execution, delivery and performance by Newco of its obligations under the Newco Mirror Note and the Newco Pledge Agreement, the execution, delivery and performance by the Partnership of its obligations under the Partnership Mirror Note, the execution, delivery and performance of the Mirror Note Guarantees by the Mirror Note Guarantors and the issuance, offering and sale of the Securities by the Company pursuant to the Underwriting Agreement
(i) do not conflict with, or result in the breach of any of the terms or provisions of, or constitute a default under any existing applicable laws, rules or regulations of the Province of Alberta or the federal laws of Canada applicable therein, (ii) will not require any consent, approval, authorization or other order of, or qualification with, any federal or Province of Alberta court or governmental body or agency (except as may be required under the Securities Act (Alberta)), (iii) will not conflict with or constitute a breach of any terms or provisions of, or a default under, the articles, partnership agreement, by-laws or other organizational documents of the Company or any of the Subsidiaries, or (iv) do not conflict with or constitute a breach of any of the terms or provisions of, or a default under, any indenture, loan agreement, mortgage, lease or other agreement or instrument that is material to the Company and the Subsidiaries, taken as a whole, to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries or their respective property is bound, except such conflict, breach or default as would not have a Material Adverse Effect.

     (10) The Company has the power to submit, and there is no prohibition or restriction under Alberta law or the federal laws of Canada applicable therein on the Company submitting, pursuant to the Indenture and Underwriting Agreement, to the personal jurisdiction of any federal or state court in the State of New York, County of New York. The Company has the power to designate, appoint and empower, and there is no prohibition or restriction under Alberta law or the federal laws of Canada on the Company designating, appointing or empowering, pursuant to the Underwriting Agreement, an agent for service of process and the Company has legally, validly, effectively and irrevocably designated, appointed and empowered Torys LLP agent for service of process in any suit or proceeding based on or arising under the Indenture and the Underwriting Agreement in any federal or state court in the State of New York, County of New York. A court of competent jurisdiction in the Province of Alberta (an "ALBERTA COURT") would give effect to the appointment by the Company of Torys LLP as its agent to receive service of process in the United States under the Indenture and the Underwriting Agreement and to the provisions in the Indenture and the Underwriting Agreement whereby the Company submits to non-exclusive jurisdiction of a New York court.

     (11) The laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in an Alberta Court with respect to the enforcement of the Underwriting Agreement, the Indenture, the Pledge Agreements, the Mirror Notes, the Mirror Note Guarantees and the Securities. An Alberta Court would recognize, in an original action for enforcement brought before it, the choice of New York law as the law governing the Underwriting Agreement, the Indenture, the Pledge Agreements, the Mirror Notes, the Mirror Note Guarantees and the Securities and, upon appropriate evidence as to such law being adduced, would apply such law.

     (12) An Alberta Court would give a judgment in Canadian dollars at an exchange rate determined in accordance with Alberta Law based upon a final and conclusive IN PERSONAM judgment of a U.S. federal or New York State court located in the State of New York for a sum certain, obtained against the Company, Newco or the Partnership under the Underwriting Agreement, the Indenture, the Pledge Agreements, the Mirror Notes, the Mirror Note Guarantees or the Securities, as the case may be, without reconsideration of the merits.

     (13) The statements in the U.S. Prospectus and/or the Canadian Prospectus under the captions "Description of Notes," "Description of Other Indebtedness," "Business--Regulation," "Business--Environmental," "Certain Canadian and U.S. Income Tax Consequences--Canadian Federal Income Tax Consequences," "Enforceability of Civil Liabilities" and "Purchasers' Statutory Rights," to the extent they constitute descriptions of documents or matters of law of Alberta or the federal laws of Canada applicable therein or legal conclusions with respect thereto, have been prepared or reviewed by us and are accurate in all material respects; the information in the Registration Statement under "Part II, Indemnification" is correct in all material respects.

     (14) The Company is a reporting issuer not in default for the purposes of the Alberta Securities Laws.

     (15) Each document filed with the Alberta Securities Commission (the "ASC") and incorporated by reference in the Canadian Prospectus, and each amendment or supplement thereto as of its respective effective date or issue date (excluding the financial statements and other financial data and reserve information included or incorporated therein or omitted therefrom and the Trustee's Statement of Eligibility, as to which such counsel need express no opinion), appear on their face to have been appropriately responsive in all material respects with the requirements of the securities laws, rules and regulations of the Province of Alberta as interpreted and applied by the ASC.

     (16) The Company is eligible to file a short-form prospectus with the ASC in respect of the Securities.

     (17) The Canadian Prospectus (excluding the financial statements and other financial data included or incorporated therein or omitted therefrom, as to which no opinion need be expressed) appears on its face to have been appropriately responsive in all material respects with the securities laws, rules and regulations of the Province of Alberta as interpreted and applied by the ASC.

     (18) All documents have been filed, all proceedings have been taken and all requirements under the applicable securities laws of the Province of Alberta have been fulfilled by the Company to qualify the Securities for distribution and sale to the public; provided, HOWEVER, such counsel need express no opinion as to whether the Canadian Prospectus constitutes full, true and plain disclosure of all material facts relating to the Securities.

     (19) To such counsel's knowledge, after reasonable investigation, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the Securities registered pursuant to the Registration Statement.

     (20) Except as described in the U.S. Prospectus and the Canadian Prospectus, there are no legal or governmental proceedings pending or, to our knowledge, threatened to which the Company or any of the Material Subsidiaries is or could be a party or to which any of their respective property is or could be subject which might result, singly or in the aggregate, in a Material Adverse Effect.

     (21) No withholding tax imposed under the federal laws of Canada or the laws of the Province of Alberta will be payable in respect of the payment or crediting of the fees contemplated by this Agreement by the Company to an Underwriter that is not a resident of Canada for the purposes of the INCOME TAX ACT (Canada), or on any interest or deemed interest on the resale of Securities by an Underwriter to U.S. residents provided that the Underwriter deals at arm's length with the Company (as such term is understood for purposes of the INCOME TAX ACT (Canada)), and that such fees are payable in respect of services rendered by the Underwriter wholly outside of Canada that are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee.

     (22) No goods and services tax imposed under the federal laws of Canada or provincial taxes under the laws of the Province of Alberta will be payable by the Company or collectable by an Underwriter in respect of the payment of fees as contemplated by this

Agreement to an Underwriter that is not a resident of Canada, provided that such fees are in respect of services performed by an Underwriter wholly outside of Canada.

     (23) No stamp duty, documentary taxes or similar taxes are payable by the Company under the federal laws of Canada or the laws of the Province of Alberta in connection with the sale and delivery of the Securities pursuant to this Agreement by the Underwriters or the resale of Securities by an Underwriter to U.S. residents.

     In addition, such counsel shall state that it has participated in conferences, in person or by telephone, with officers and other representatives of the Company, with representatives of the chartered accountants for the Company and with your representatives and your counsel. At such meetings the contents of the Registration Statement, the U.S. Prospectus and the Canadian Prospectus and related matters were discussed among the parties present at such meetings. Although such counsel will not be passing upon and will not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Canadian Prospectus and the U.S. Prospectus except as set forth in paragraphs (13), (16) and (18) above, on the basis of the foregoing (relying as to materiality to the extent such counsel deems appropriate upon the opinions of officers and other authorized representatives of the Company), no information has come to such counsel's attention that lead it to believe that, as of its effective date under the Securities Act, (A) the Registration Statement (excluding the financial statements, other financial and statistical data and reserve information included or incorporated therein or omitted therefrom, as to which such counsel need not comment) or any amendment thereto made prior to the Closing Date, at the time the Registration Statement or any such amendment became effective under the Securities Act, contained an untrue statement of a material fact or omits or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (B) the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto made prior to the Closing Date (excluding the financial statements, other financial and statistical data and reserve information included or incorporated therein or omitted therefrom, as to which such counsel need not comment), at the time such Prospectus was issued, at the time prior to the Closing Date at which any such amended or supplemented prospectus was issued and as of the Closing Date, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     In making the statements regarding the matters covered by the preceding paragraph, such counsel may state that its statements and belief are based upon its participation in the preparation of the Registration Statement and the Prospectuses and review and discussion of the contents thereof, but are without independent check or verification except as specified. Such counsel may also rely on the other opinions addressed to the Underwriters and delivered pursuant to the Underwriting Agreement.

                                                                       EXHIBIT B

                FORM OF OPINION OF SPECIAL UNITED STATES COUNSEL
          FOR THE COMPANY TO BE DELIVERED PURSUANT TO SECTION 8(f)(ii)


     (1) Assuming the due authorization of the Indenture by the Company, the Indenture has been duly executed and delivered by the Company, to the extent execution and delivery are governed by New York law, and, assuming the due authorization, execution and delivery thereof by the Trustee, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent conveyance), reorganization, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors' rights generally and (ii) general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). The Indenture has been duly qualified under the Trust Indenture Act.

     (2) Assuming the due authorization of the Newco Mirror Note by Newco, the Newco Mirror Note has been duly executed and delivered by Newco, to the extent execution and delivery thereof are a matter governed by the laws of New York, and constitutes a valid and binding obligation of Newco enforceable against Newco in accordance with its terms except as (i) the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent conveyance) or similar laws affecting creditors' rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is considered in a proceeding in equity or at law).

     (3) Assuming the due authorization of the Partnership Mirror Note by the Partnership, the Partnership Mirror Note has been duly executed and delivered by the Partnership, to the extent execution and delivery thereof are a matter governed by the laws of New York, and constitutes a valid and binding obligation of the Partnership enforceable against the Partnership in accordance with its terms except as (i) the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent conveyance) or similar laws affecting creditors' rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is considered in a proceeding in equity or at law).

     (4) Assuming the due authorization of each Mirror Note Guarantee by the applicable Mirror Note Guarantor, each Mirror Note Guarantee has been duly executed and delivered by the applicable Mirror Note Guarantor, to the extent execution and delivery thereof are a matter governed by the laws of New York, and constitutes a valid and binding obligation of each Mirror Note Guarantor enforceable against each Mirror Note Guarantor in accordance with its terms except as (i) the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent conveyance) or similar laws affecting creditors' rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is considered in a proceeding in equity or at law).

     (5) Assuming the due authorization of the Paramount Pledge Agreement by the Company, the Paramount Pledge Agreement has been duly executed and delivered by the Company, to the extent execution and delivery thereof are a matter governed by the laws of New York, and (assuming the due authorization, execution and delivery thereof by the Trustee) constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms (i) except as the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent conveyance) or similar laws affecting creditors' rights generally; (ii) except as rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is considered in a proceeding in equity or at law); and (iii) subject to the qualification that certain remedial provisions of the Paramount Pledge Agreement are or may be unenforceable in whole or in part under the laws of the State of New York, but the inclusion of such provisions does not make the remedies afforded by the Paramount Pledge Agreement inadequate for the practical realization of the rights and benefits purported to be provided by the Paramount Pledge Agreement except for the economic consequences resulting from any delay imposed by, or any procedure required by, applicable New York laws, rules, regulations and court decisions and by constitutional requirements in and of the State of New York. The Paramount Pledge Agreement creates in favor of the Trustee a security interest in the collateral described therein in which a security interest may be created under Article 9 of the Uniform Commercial Code of the State of New York (the "UCC"). Upon delivery to the Trustee and the Trustee taking possession of the Newco Mirror Note and the Partnership Mirror
Note in the State of New York, and assuming continued possession thereof, the Trustee will have a perfected security interest in the Newco Mirror Note and the Partnership Mirror Note.

     (6) Assuming the due authorization of the Newco Pledge Agreement by Newco and the Company, the Newco Pledge Agreement has been duly executed and delivered by the Company and Newco, to the extent execution and delivery thereof are a matter governed by the laws of New York and constitutes a valid and binding obligation of Newco enforceable against Newco in accordance with its terms (i) except as the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent conveyance) or similar laws affecting creditors' rights generally; (ii) except as rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is considered in a proceeding in equity or at law); and (iii) subject to the qualification that certain remedial provisions of the Paramount Pledge Agreement are or may be unenforceable in whole or in part under the laws of the State of New York, but the inclusion of such provisions does not make the remedies afforded by the Paramount Pledge Agreement inadequate for the practical realization of the rights and benefits purported to be provided by the Paramount Pledge Agreement except for the economic consequences resulting from any delay imposed by, or any procedure required by, applicable New York laws, rules, regulations and court decisions and by constitutional requirements in and of the State of New York. The Newco Pledge Agreement creates in favor of the Company a security interest in the collateral described therein in which a security interest may be created under Article 9 of the UCC.

     (7) The Registration Statement has become effective under the Securities Act, and the Form F-X was submitted to the Commission prior to the effectiveness of the Registration Statement; any required filing of the U.S. Prospectus or any supplement thereto pursuant to General Instruction II.L. of Form F-10 has been made in the manner and within the time period required by said General Instruction II.L.; and, to such counsel's knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or threatened under the Securities Act.

     (8) Each of the Registration Statement, the U.S. Prospectus and each amendment or supplement thereto (except for the financial statements and other financial and statistical data and reserve information included or incorporated therein or omitted therefrom, as to which such counsel need express no opinion) as of its respective effective date or issue date appears on its face to be appropriately responsive in all material respects to the applicable requirements of the Securities Act and the regulations thereunder; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects with the applicable requirements of the Securities Act and the regulations thereunder.

     (9) Assuming the due authorization of the Securities by the Company, the Securities, when duly executed and delivered, in accordance with the provisions of the Indenture (assuming the due authorization, execution and delivery of the Indenture by the Trustee and the due authentication and delivery of the Securities by the Trustee in accordance with the Indenture) and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will be entitled to the benefits of the Indenture and will be valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except to the extent that the enforceability thereof may be limited by (i) bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent conveyance), reorganization, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors' rights generally and
(ii) general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

     (10) No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws) is required under any Applicable Law for the issuance, authentication or sale of the Securities. For purposes of this opinion, (i) the term "Governmental Authority" means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America and
(ii) the term "Applicable Law" means the Business Corporation Law of the State of New York, and those laws, rules and regulations of the United States of America and the State of New York, in each case which in such counsel's experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement.

     (11) The statements in the U.S. Prospectus under the headings "Description of the notes" and "Certain Canadian and U.S. income tax consequences--Certain United States federal income tax consequences," to the extent they purport to describe the provisions of laws and documents referred to therein, are accurate and fair summaries of the matters disclosed therein. The Securities are in all material respects in the form contemplated by the Indenture.

     (12) The execution, delivery and performance by the Company of its obligations under the Indenture, the Underwriting Agreement and the Paramount Pledge Agreement, the execution, delivery and performance by Newco of its obligations under the Newco Mirror Note and the Newco Pledge Agreement, the execution, delivery and performance by the Partnership of its obligations under the Partnership Mirror Note, the execution, delivery and performance of the Mirror Note Guarantees by the Mirror Note Guarantors and the issuance, offering and sale of the Securities by the Company pursuant to the Underwriting Agreement do not conflict with or violate any Applicable Law.

     (13) The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds therefrom as described in the U.S. Prospectus, will not be required to register as an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

     (14) Assuming the due authorization, execution and delivery of the Underwriting Agreement by each party thereto, the submission by the Company to the non-exclusive jurisdiction of any United States or state court in the State of New York, County of New York, is effective and the appointment of Torys LLP as its authorized agent in any suit or proceeding against it based on or arising under the Underwriting Agreement is binding on the Company.

     In addition, such counsel shall state that it has participated in conferences, in person or by telephone, with officers and other representatives of the Company, with representatives of the chartered accountants for the Company and with your representatives and your counsel. At such meetings the contents of the Registration Statement and the U.S. Prospectus and related matters were discussed among the parties present at such meetings. Although such counsel will not be passing upon and will not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement and the U.S. Prospectus except as set forth in paragraph
(11) above, on the basis of the foregoing (relying as to materiality to the extent such counsel deems appropriate upon the opinions of officers and other authorized representatives of the Company), no information has come to such counsel's attention that leads it to believe that, as of its effective date under the Securities Act, (A) the Registration Statement (excluding the financial statements, other financial and statistical data and reserve information included or incorporated therein or omitted therefrom, and the Statement of Eligibility on Form T-1 of the Trustee under the Trust Indenture Act, as to which such counsel need not comment) or any amendment thereto made prior to the Closing Date, at the time the Registration Statement or any such amendment became effective under the Securities Act, contained an untrue statement of a material fact or omits or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (B) the U.S. Prospectus or any amendment or supplement thereto made prior to the Closing Date (excluding the financial statements, other financial and statistical data and reserve information included or incorporated therein or omitted therefrom, as to which such counsel need not comment), at its issue date, the date at which any such amended or supplemented prospectus was issued and as of and at the Closing Date, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     In making the statements regarding the matters covered by the preceding paragraph, such counsel may state that its statements and belief are based upon its participation in the preparation of the Registration Statement and the U.S. Prospectus and review and discussion of the contents thereof, but are without independent check or verification except as specified. Such counsel may also rely on the other opinions addressed to the Underwriters and delivered pursuant to the Underwriting Agreement.